UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 000-26374
                                                       CUSIP NUMBER 72811 K 10 3

(Check one)
[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K   [ ]Form 10-Q and
Form 10-QSB  [ ]Form N-SAR

 For Period Ended: JULY 31, 2000


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition report on form N-SAR

                 For the Transition Period Ended: ______________

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

      Full Name of Registrant: PLAY BY PLAY TOYS & NOVELTIES, INC.

      Former Name if Applicable:  N/A

      Address of Principal Executive Office (Street and Number): 4400 Tejasco City, State and Zip code: SAN ANTONIO, TEXAS 78218

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PART II - RULES 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[X] (a) The response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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      State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

      The Company is attempting to refinance and restructure its subordinated debentures, which mature on December 31, 2000, as well as attempting to negotiate certain extensions and concessions from a licensor with whom the Company has a highly significant relationship relative to three significant entertainment character licensing agreements that expire on December 31, 2000. At July 31, 2000, the Company was not in compliance with certain financial covenants of the Company's senior credit facility. The Company is in negotiations with the senior lender to waive such non-compliance and to amend the financial covenant for future periods. Due to the timing of these very significant events, the Company could not, without unreasonable effort or expense, have prepared its financial information and other required disclosures in order to timely file its Annual Report on Form 10-K for the fiscal year ended July 31, 2000.

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PART IV - OTHER INFORMATION
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(1)   Name and telephone number of person to contact in regard to this notification

      JOE M. GUERRA              (210)                     804-4726
      (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects to report a net loss significantly lower for the year ended July 31, 2000 than the net loss of $30.2 million for the prior fiscal year. The Company recorded certain charges in the fourth quarter of the prior year in connection with the Company's decision to accelerate its inventory reduction initiatives and to write-down the guaranteed royalty advances on certain entertainment character licenses that the Company believed it would not be able to earn out over the lives of such agreements.


                       PLAY BY PLAY TOYS & NOVELTIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



By  /s/ JOE M. GUERRA                              Date: October 30, 2000
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    CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).